SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated December 14, 2007

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice	7781J	December 13, 2007

07028803

SUPPL

SEC File No. 82-34751

"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

12/13/07 01:52 AM

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Subject News Alert: Elementis PLC - Trading Statement

This Email Alert service is brought to you by Elementis

RNS Number:7781J
Elementis PLC
13 December 2007

Elementis plc (LSE:ELM) today issues a trading update, ahead of the preliminary results for the year ending 31 December 2007.

Market dynamics have continued to be positive for Elementis in the second half of the year. Speciality Products has successfully offset lower demand from the North American Coatings market with positive trends in all of its other end markets, and demand for Chromium products has remained strong following changes in Chinese tax regulations earlier in the year. When combined with further improvements in central overhead costs, the resulting trading performance for continuing businesses for the full year ended December 31, 2007 is likely to be marginally ahead of expectations.

The Company will make its preliminary results announcement on 26 February 2008.

Enquiries:

Elementis plc   Tel: +44 (0)20 7408 9302
Brian Taylorson
Finance Director

Financial Dynamics   Tel: +44 (0)20 7831 3113
Andrew Dowler
Greg Quine

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